Mail Stop 4561

November 2, 2006

Paul C. Hudson
Chief Executive Officer and President
Broadway Financial Corporation
4800 Wilshire Boulevard
Los Angeles, California 90010

Re: **Broadway Financial Corporation**
        Form 10-KSB for the Fiscal Year ended December 31, 2005
        Form 10-QSB for the Fiscal Quarter ended March 31, 2006
        Form 10-QSB for the Fiscal Quarter ended June 30, 2006
        File No. 000-27464

Dear Mr. Hudson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Management's Discussion and Analysis, page 14

1. We note you presented two years of financial data for each of the Items required by Industry Guide III (the "Guide"). Instruction 3c of the Guide states that the term "reported period" as used therein refers to each of the last two fiscal years with respect to all items, if the registrant had assets of less than $200,000,000 or net worth of $10,000,000 or less as of the end of its latest fiscal year. Since your assets and net worth as of December 31, 2005 exceed these amounts it does not appear as though you meet either of the criteria in Instruction 3c. In future filings, please include financial data for each of the last three and five years, as specified in Instructions 3a-b of the Guide.

Exhibits 31.1 and 31.2

Section 302 certifications

2. In future filings, please exclude the word "annual" from paragraphs 2, 3 and 4 of your certifications and reference only the "report" on Form 10-K. The certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-B, except as otherwise indicated in Commission statements or staff interpretations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon Blume
Reviewing Accountant